AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") dated February 14th, 2006, between International Telecommunications, Inc., hereinafter ITLS, a Nevada corporation ("ITLS"), and the major stockholders (each individually a "Stockholder" and collectively the "Stockholders") of Callaci Consulting Service, Inc., DBA: CCS Technology Group, a privately held California corporation ("CCS").

CCS's Stockholders own an aggregate of 100% of the issued and outstanding shares of voting common stock, no par value, of CCS, constituting all of the issued and outstanding capital stock of CCS (the "Shares"). ITLS desires to acquire 80% of these voting common Shares of CCS, in an exchange that qualifies under Sections 354 and 368 of the Internal Revenue Code of 1954, as amended.

This Agreement is being entered into for the purpose of implementing the foregoing desire and sets forth the terms and conditions pursuant to which the Stockholders are selling 80% of their CCS shares to ITLS, and ITLS is purchasing said shares from the Stockholders solely in exchange for the equivalent voting common shares of ITLS, 80% of the issued and outstanding Shares of CCS.

In consideration of the mutual agreement contained herein, the parties agree as follows:

I. SALE OF THE SHARES

1.01. Shares Being Exchanged. Subject to the terms and conditions of this Agreement, at the Closing provided for in Section 2.01 hereof (the "Closing"), being held simultaneously with the execution of this Agreement, each Stockholder is selling, assigning and delivering to ITLS, 80% of the number of Shares set forth in the column marked "CCS Shares Owned" on Schedule A, Table: *Stock Exchange Transaction,* opposite the name of such Stockholder.

1.02. Consideration. Subject to the terms and conditions of this Agreement, ITLS is delivering at the Closing in full payment for the aforesaid sale, assignment and delivery of the Shares, an aggregate of 10,306,521 Common Shares of ITLS, par value $0.001 per share (the "ITLS's Shares"), each Stockholder receiving the number of ITLS's Shares set forth opposite the name of such Stockholder in the column marked *"ITLS Shares to be Delivered"* on Schedule A and the conditions set forth in section **3.01** of this agreement.

II. CLOSING

2.01. Time and Place. The Closing of the transaction contemplated by this Agreement is taking place at the law offices of The Bonzer Law Group on March 6, 2006.

2.02. Deliveries by the Stockholders. At the time when shares are exchanged with CCS from ITLS (i.e. Schedule A, Table: *Stock Exchange Transaction),* the Stockholders are delivering to ITLS (unless previously delivered) the following:

2.02. (a). Certificates representing the CCS Shares duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of CCS.

2.02. (b). Copies of the stock books, stock ledgers and minute books of CCS (along with copies all other corporate books and records of CCS being located in CCS's corporate premises).

2.02. (c). Certificate from appropriate authorities as to the good standing of and payment of taxes by CCS.

2.02. (d). CCS will deliver Audited Financial Statements within 60 days of ITLS filing the 8K announcing the contemplated share exchange. The financial statements shall be prepared by ITLS's auditors in accordance with GAP accounting procedures.

2.02. (e). All other previously undelivered items required to be delivered by the CCS Stockholders to ITLS at or prior to the Closing.

2.03. Deliveries by ITLS. At the Closing, ITLS is delivering (unless previously delivered) the following:

2.03. (a). To the Stockholders, (i) certificates representing 10,306,521 ITLS Common Shares, in accordance with Section 1.02 hereof, and (ii) all other previously undelivered items required to be delivered by ITLS to the Stockholders at or prior to Closing.

III.   RELATED TRANSACTIONS

3.01. As part of the transaction, ITLS agrees to fund CCS initially with $300,000 from the fund raising anticipated by the PPM offering of ITLS that will be initiated with the execution of this agreement. In addition, CCS will be able to draw funds needed from the $15 million equity line with Cornell Capital, after ITLS has completed registration of the shares according to the agreement with Cornell Capital. Each Board member of CCS will be entitled to stock options of 10,000 additional shares of ITLS per year for five years. The purchase price to exercise the foregoing stock options shall be determined at a later date subject to ITLS's Board of Directors approval.

3.02. Effective at closing, the current officers and directors will remain in their respective position and continue with their normal duties and responsibilities in the management of CCS. In addition, upon execution of this agreement, ITLS's Board will appoint Dr. John W. Callaci to the ITLS Board of Directors of ITLS. As a signing bonus, Dr. John W. Callaci and Mr. Workineh Addie Bayou will each receive 50,000 ITLS shares. Dr. John W. Callaci may nominate a CTO and other needed officers to ITLS, with the approval of the Board of Directors. Alie Chang will take the office of President for ITLS and she and Felizian Paul will act as co-chairs of the Board of Directors.

3.03. The newly appointed CEO will immediately assist ITLS Board of Directors with its current fund raising efforts and the preparation of a registration statement for ITLS to fund a 15 million dollar equity line of credit under contract with Cornell Capital. In addition, the CEO will evaluate the pending acquisition of RRI and MMI and finally will assist in the purchase of the German company "Business Gateway"

IV.   REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

The Stockholders hereby represent and warrant jointly and severally (except that in the case of Section 4.01 and 4.02 hereof the representations and warranties contained therein are made severally by the Stockholders) to ITLS as follows:

4.01. Title to the Shares. Each Stockholder owns, and is transferring to ITLS at the Closing, good, valid, and marketable title to the number of Shares set forth opposite the name of such Stockholder in Section 1.01 hereof, free and clear of all liens, claims, options, charges and encumbrances whatsoever.

4.02. Valid and Binding Agreements. As to each Stockholder, this Agreement constitutes the valid and binding agreement of such Stockholder, enforceable in accordance with its terms.



4.03. Organization of CCS.

4.03. (a). CCS is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has the corporate power and authority to carry on business as presently conducted.

4.03. (b). The copies of the Articles of Incorporation, and all amendments thereto, of CCS, as certified by the Secretary of State of California and of the By-Laws, as amended to date, of CCS, as certified by its Secretary, which have heretofore been delivered to ITLS, are complete and correct copies of the Articles of Incorporation and By-Laws of CCS as amended and in effect on the date hereof. All Minutes of CCS are contained in minute books of CCS heretofore furnished to ITLS for examination, with copies being delivered to ITLS at the Closing, and no minutes have been included in such minute books since such examination by ITLS that have not also been furnished to ITLS.

4.03. (c). CCS is not licensed or qualified to do business as a foreign corporation in any jurisdiction .ITLS is not required to be so licensed or qualified or, if required, the failure to be so licensed or qualified will not have a material adverse effect on or result in any material liability to CCS.

4.04. Capitalization of CCS.

4.04. (a). The authorized capital stock of CCS consists solely of 20,000,000 shares of common stock, at no par value and 5,000,000 shares of preferred stock, at no par value, of which approximately 12,166,521 shares of common stock are outstanding and the balance of the authorized shares remain authorized but unissued. All Issued shares of CCS are duly authorized, validly issued and outstanding, fully paid, and non-assessable.

4.04. b). Except for the Shares, there are no shares of capital stock or other securities of CCS outstanding; there are no options, warrants or rights to purchase or acquire any securities of CCS. (Current contracted consultants receive shares in CCS as well as funds in their agreements.)

4.05. Subsidiaries and Affiliates. Except for the securities identified on the Balance Sheet (as defined in Section 4.08 hereof), CCS does not own any capital stock or other securities of any corporation and has no direct or indirect interest, and since its incorporation has had no such interest, in any business other than the business presently directly conducted by it.

4.06. No Violation of Agreements. Neither the execution nor delivery of the Agreement, nor the consummation of the transactions contemplated hereby violates or will violate, or conflicts with or will conflict with, or constitutes a default under or will constitute a default under any documents relating to CCS.

4.07. Financial Statements.

4.07. (a). The Stockholders will deliver to ITLS balance sheets ("Balance Sheets") of CCS as of December 31, 2005 and three (3) statements of income of CCS for the three (3) years then ended. All of such statements will be audited.

4.07. (b). CCS hereby agrees to furnish to ITLS year-end *audited* financial statements of CCS. CCS hereby agrees to use an auditor selected or approved by ITLS for such statements. These year-end statements are due within forty-five (45) days following the end of the fiscal year. The format of such reports will be specified by ITLS at the time of closing and may be subsequently changed by ITLS, from time to time, by giving CCS thirty (30) days notice of such change.




4.07. (c). CCS hereby agrees to furnish to ITLS quarterly financial statements of CCS. These quarterly statements are due within thirty (30) days following the end of a fiscal quarter. No quarterly financial statement need be provided for the last quarter of the fiscal year. The format of such reports will be specified by ITLS at the time of closing and may be subsequently changed by ITLS, from time to time, by giving CCS thirty (30) days notice of such change. CCS further agrees to provide monthly updates to these financial statements. These monthly updates may be in written, typed or printed form and will be provided within fifteen (15) days following the end of the month. No monthly financial update need be provided for the last month in a fiscal quarter.

4.08. No Undisclosed Liabilities. Except as set forth on the Balance Sheets, neither CCS nor its Stockholders know of any basis for the assertion of liabilities or against CCS, not reflected on the Balance Sheets.

4.09. Absence of Certain Changes. Subject to the most recent Balance Sheets, there have been no material adverse changes in the financial condition of CCS.

4.10. Tax Returns. CCS has duly filed all tax reports and returns required to be filed by it and has duly paid all taxes and other charges due or claimed to be due from it by federal, state or local taxing authorities.

4.11. Title to Properties. Except as otherwise reflected on the Balance Sheet, CCS has good, valid and marketable title to all its properties and assets, real, personal, and mixed, tangible and intangible, including, without limitation, the properties and assets reflected in the Balance Sheet.

4.12. Fixed Assets. Schedule 1 lists the fixed assets of CCS. Furthermore, CCS warrants all such property to be in good condition or sound working order with no known defects. Furthermore, neither CCS nor any Stockholder has received any notification that there is any violation of any building, zoning, or other law, ordinance or regulation in respect of such property and to the best of their knowledge, no such violation exists.

4.13. Leases. Schedule 2 lists any and all leases that CCS is a party thereto. CCS asserts each said lease is valid, binding and enforceable in accordance with its terms, and is in full force and effect.

4.14. Patents, Trademarks, Trade Names, etc. Schedule 3 lists any and all patents, trademarks, trade names, etc. owned by, under license to or used by CCS.

4.15. Litigation. CCS knows of no actions, proceedings, or investigations pending or, to the best knowledge and belief of CCS and the Stockholders, threatened by or against CCS.

4.16. Insurance. The policies of fire, liability, workmen's compensation and product liability are in effect with respect to CCS and its operations. Schedule 4 lists all insurance policies currently in effect, including amounts, carriers, local agents, etc.

4.17. Bank Accounts. CCS bank account(s) are listed in Schedule 5 including bank, bank branch, account number(s) and current balance(s).

4.18. Contracts and Commitments. Except as specifically identified in the Balance Sheet, CCS has no contracts, commitments, arrangements or understandings that are material to its business, operations, financial condition or prospects, except any lease(s) identified in 4.13 above.

4.19. Customers and Suppliers. At the Closing, the Stockholders are delivering to ITLS a list of the names and addresses of CCS's three largest customers and suppliers that accounted for more than ten percent (10%) of CCS's sales or purchases, respectively, during the past twelve (12) month period. CCS warrants that it has not lost any customer or supplier whose name appears on such list.

W.A.B. J.W.C.

4.20. Compliance with Applicable Law. CCS has duly complied, in respect of its operations, real property, machinery and equipment, all other property, practices, and all other aspects of its business, with all applicable laws (whether statutory or otherwise), rules, regulations, ordinances, judgments, and decrees of all governmental authorities (federal, state, local or other laws), including, but not limited to, the Federal Occupational Safety and Health Act and all Laws relating to environmental protection and conservation. Neither CCS nor any Stockholder has received any notification of any asserted present or past failure to comply.

4.21. Disclosure. All facts material to all assets, business, operations, financial condition, and prospects of CCS are reflected in the Balance Sheet, or have been disclosed herein, or have been disclosed to ITLS in writing. No representation or warranty by the Stockholders contained in this Agreement and no statement contained in any certificate, schedule, list or other writing furnished to ITLS pursuant to the provisions hereof, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein not misleading.

V.   REPRESENTATIONS AND WARRANTIES OF ITLS

ITLS hereby represents and warrants as follows:

5.01. Organization of ITLS. ITLS is a corporation duly organized, validly existing and in good standing under the laws of Nevada and has the corporate power and authority to carry on its business as presently conducted and to enter into and perform this Agreement.

5.02. Authorization. The execution and delivery of this Agreement by ITLS and the consummation by ITLS of the transactions contemplated hereby have been duly authorized by ITLS's Board of Directors or Executive Committee, no approval thereof by ITLS's stockholders being required by law, and ITLS is delivering at the Closing a complete and correct copy, certified by its Secretary or Assistant Secretary, of the relevant resolutions adopted at the meeting or meetings at which such authorization took place.

5.03. Valid and Binding Agreement. This Agreement constitutes a valid and binding agreement of ITLS, enforceable in accordance with its terms.

5.04. No Violation. Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby, violates or conflicts with the certificate of incorporation or by-laws of ITLS or any agreement of any kind to which ITLS is a party or by which it is bound.

5.05. No Preemptive Rights. The stockholders of ITLS are not by virtue of their ownership of ITLS's common shares entitled to any preemptive rights or subscription privileges with respect to ITLS's Shares to be issued hereunder.

5.06. Delivery of Reports. ITLS has delivered to each Stockholder its Annual Report for the fiscal year ending December 31, 2004.

5.07. Validity of ITLS's Shares. All of ITLS's Shares being delivered hereunder are duly authorized, validly issued, and outstanding, fully paid and non-assessable, and have been approved (subject to official notice of issuance) for listing on the NASDAQ OTC Bulletin Board Stock Exchange.

5.08. Compliance with Rule 144. Upon receipt from time to time of written notice from any Stockholder that such Stockholder presently intends to make routine sales of ITLS's Shares under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"), ITLS will use its best efforts to make available the information necessary under Rule 144(c) to enable such sales to be made. Such obligation will continue until the earlier of the completion of all sales then intended to be made by the Stockholder or the end of the three-month period commencing on the date of such notice, provided that a further notice indicating a continued present intention to make routine sales of ITLS's Shares under Rule 144 shall be deemed a new notice for purposes of this Section 5.08.

VI. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION; SET-OFF

6.01. Survival of Representations. All representations, warranties, and agreements made by any party in this Agreement or pursuant hereto shall survive the Closing hereunder and any investigation at any time made by or on behalf of any party hereto.

6.02. Statements as Representations. All statements contained in any certificate, schedule, list, document, or other writing delivered pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations and warranties within the meaning of Section 6.01 hereof.

VII. PROVISIONS REGARDING ITLS'S SHARES

7.01. Representations by the Stockholders. Each Stockholder represents and warrants to ITLS that it is his present intention to acquire ITLS's Shares for investment and not with a view to the distribution or resale thereof, and is confirming such intention to ITLS by letter simultaneously with the execution hereof.

7.02. Agreements by the Stockholders. Each Stockholder agrees that he will not offer, sell, transfer, assign, mortgage, pledge or otherwise dispose of or encumber any of ITLS's Shares delivered to him pursuant to this Agreement (a) if such action would prevent ITLS from accounting for the acquisition of the Shares as a "pooling of interests" and (b) unless (i) in the opinion of counsel to ITLS or in the opinion of the Division of Corporate Finance (the "Division") of the Securities and Exchange Commission (the "Commission") expressed in a "no-action" letter (which letter and the request therefore shall be in form and substance satisfactory to counsel for ITLS) registration of such shares under the Act and the rules and regulations of the Commission thereunder, as then in effect, is not required in connection with such transaction; (ii) sale of ITLS's Shares is permissible under Rule 144 of the Commission under the Act, in which event the Stockholder shall furnish ITLS with an opinion of counsel (which counsel shall be reasonably satisfactory to counsel for ITLS and which opinion shall be in form and substance reasonably satisfactory to ITLS) the effect that the sale of ITLS's Shares proposed to be sold is permissible under Rule 144, provided that ITLS agrees to make such representations as may be reasonably requested by such counsel and that ITLS can then accurately make concerning ITLS's qualifications under Rule 144(c); or (iii) a registration statement under the Act is then in effect with respect to such shares and the purchaser or transferee has been furnished with a prospectus meeting the requirements of Section 10 of the Act.

7.03. Legend, etc. Each Stockholder agrees that ITLS may endorse on any certificate for ITLS's Shares to be delivered to or on behalf of the Stockholder pursuant to this Agreement an appropriate legend referring to the provisions of Sections 8.01 and 8.02 hereof, and that ITLS may instruct its transfer agents not to transfer any such shares unless advised by ITLS that such provisions have been complied with.

VIII. TERMINATION

8.01. Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

    (a)   By the mutual written consent of the ITLS and CCS;

    (b)   By the ITLS if CCS (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it on or prior to the Closing Date or (ii) materially breaches any of its representations, warranties or covenants contained herein within twelve (12) calendar months of the closing, which failure or breach is not cured immediately upon notice by ITLS of its intent to terminate this Agreement pursuant to this paragraph.

(c)   By CCS if the Company (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it on or prior to the Closing Date, (ii) materially breach any of its representations, warranties or covenants contained herein within twelve calendar months of the closing, which failure or breach is not cured within thirty (30) days after Parent or Acquisition Corp. has notified ITLS of its intent to terminate this Agreement pursuant to this paragraph (c);

(d)   By either ITLS, on the one hand, or CCS , on the other hand, if there shall be any order, writ, injunction or decree of any court or governmental or regulatory agency binding on either of the parties, which prohibits or materially restrains either of them from consummating the transactions contemplated hereby; provided, that the parties hereto shall have used their best efforts to have any such order, writ, injunction or decree lifted and the same shall not have been lifted prior to the close, by any such court or governmental or regulatory agency; or

(e)   By either the ITLS, on the one hand, or CCS, on the other hand, if the Closing has not occurred on or prior to March 30, 2005 for any reason other than delay or nonperformance of the party seeking such termination.

8.02. Termination of Obligations. Termination of this Agreement pursuant to this Section 8 shall terminate all obligations of the parties hereunder, except that termination pursuant to paragraphs (b) or (c) of Section 8.1 shall not relieve the defaulting or breaching party or parties from any liability to the other parties hereto.

IX.   MISCELLANEOUS

9.01. Further Assurances. From time to time, at ITLS's request and without further consideration, each Stockholder will execute and deliver to ITLS such documents and take such action as ITLS may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in ITLS good, valid and marketable title to the Shares.

9.02. Parties in Interest. Except as otherwise expressly provided herein, all the terms and provisions of this agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the respective heirs, beneficiaries, personal and legal representatives, successors, and assigns of the parties hereto.

9.03. Entire Agreement. This Agreement, including the exhibits, schedules, lists and other documents and writings referred to herein or delivered pursuant hereto, which form a part hereof, contains the entire understanding of the parties with respect to this subject matter.

9.04. Headings, etc. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

9.05. Notice. All notice, request, demands and other communications hereunder ("Notices") shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) as follows:

If to the stockholders of CCS Technology Group:
Callaci Consulting Service, Inc.
1140 S. Raymond Avenue, Unit D
Fullerton, CA 92831-5239 ITIC

If to ITLS:
International Telecommunications, Inc.
222 Amalfi Dr.
Santa Monica, CA

or such other address(s) as any party may have furnished to the others in writing in accordance herewith, except that Notices of change of address(s) shall only be effective upon receipt. All Notices shall be deemed received on the date of delivery or, if mailed, on the date appearing on the return receipt therefore.

9.06. Counterparts. This agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

9.07. This Agreement shall be governed by and construed pursuant to the laws of the State of Nevada.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Stockholders of CCS and by a duly authorized officer of ITLS on the date first written.

For ITLS

By: ______________________
Allie Chang
C.E.O.



By: ______________________
Felizian Paul
Chairman



For CCS

By: ______________________
John W. Callaci, PhD
Chairman

By: ______________________ 02/28/06
Workineh Addie Bayou
President





Schedule A

Stock Exchange Transaction

	CCS Stockholder	CCS Shares Owned	CCS Shares to be Delivered to ITLS	ITLS Shares to be Delivered
1	John W. Callaci, PhD	6,000,000	4,866,608 Common Shares	5,060,000
2	Workineh Addie Bayou	6,000,000	4,866,608 Common Shares	5,060,000
			CCS Shares to be Delivered to CCS's treasury in exchange for ITLS Shares	
3	Tom Stevenson	45,686	36,549	45,686
4	Timothy D. Thurman	53,750	43,000	53,750
5	Troy & Tracy Pinkerton	4,543	3,634	4,543
6	Anne Cooper	7,400	5,920	7,400
7	Wayne R. Simpson	20,000	16,000	20,000
8	Robert C. & Ruth E. Root Family Trust	7,714	6,171	7,714
9	Charitable Remainder Uni-Trust for Robert C. & Ruth E. Root	9,714	7,771	9,714
10	Cynthia Oyenuga	3,117	2,494	3,117
11	The 1986 Braaksma Living Trust	3,000	2,400	3,000
12	Hema Chopra	1,952	1,562	1,952
13	Kristie Barringer	123	98	123
14	Phyllis Gould	429	343	429
15	Chuck Bryant	2,280	1,824	2,280
16	Larry Butler	1,504	1,203	1,504
17	Peggy A. Matela	309	247	309
18	Robert E. Young	12,500	10,000	12,500
19	John Bart	12,500	10,000	12,500